UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51151

NextSource Materials Inc.
(Exact name of registrant as specified in its charter)

130 King Street West

Exchange Tower Suite 1940

Toronto, Ontario

Canada M5X 2A2

(416) 364-4911

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  155

Pursuant to the requirements of the Securities Exchange Act of 1934 NextSource Materials Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 28, 2023	By:	/s/ March Johnson
Name: Marc Johnson
Title: Chief Financial Officer